UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:    1-34073

FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’
SALARY SAVINGS RETIREMENT PLAN
(Exact name of registrant as specified in its charter)

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, OH 43287
614-480-2265
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share, of Huntington Bancshares Incorporated1
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)    ☐
Rule 12g-4(a)(2)     ☐
Rule 12h-3(b)(1)(i)    ☒
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☐
Rule 15d-22(b)    ☐
Approximate number of holders of record as of the certification or notice date: None2.

(1) Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the “Plan”), the duty of Huntington Bancshares Incorporated (the “Company”) to file reports under Section 13(a) or 15(d) remains with respect to the Company’s common stock, par value $0.01 per share (the “Common Stock”)
(2) On June 19, 2019, the trust underlying the Plan was liquidated, and no further offers or sales of Company Common Stock are being made through the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 9, 2019        FIRSTMERIT CORPORATION AND AFFILIATES
EMPLOYEES’ SALARY SAVINGS RETIREMENT PLAN

By: HUNTINGTON BANCSHARES INCORPORATED

By:            /s/ Tasia McIntyre

Name:             Tasia McIntyre

Title:          Benefits Director